SONFIELD & SONFIELD

A Professional Corporation

LEON SONFIELD (1865-1934) GEORGE M. SONFIELD (1899-1967) ROBERT L. SONFIELD (1893-1972) ____________________ FRANKLIN D. ROOSEVELT, JR. (1914-1988)	ATTORNEYS AT LAW 2500 WILCREST DRIVE, SUITE 300 HOUSTON, TEXAS 77042-2754 WWW.SONFIELD.COM TELECOPIER (713) 877-1547 ____ TELEPHONE (713) 877-8333	ROBERT L. SONFIELD, JR. Managing Director robert@sonfield.com Jennifer Abney Legal Assistant jennifer@sonfield.com

June 12, 2015

By EDGAR correspondence

Ms. Ji Shin,

Attorney-Advisor

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:

PITOOEY!, Inc.

Preliminary Information Statement on Schedule 14C

Filed June 10, 2015

File No. 000-53991

Dear Ms. Shin:

This letter is in response to your letter of comment dated June 12, 2015 covering the captioned revised Information Statement filed with the Commission on June 10, 2015. For your convenience, we will restate your comments followed by our response.

General

1.

We note your response to prior comment 2.  Consistent with your response, please disclose in the information statement your delinquent filer status and the remedial steps you intend to take in this regard.

The PRE14C has been revised in response to your comment.

Voting Securities & Ownership Thereof by Certain Beneficial Owners and Management, page 3

2.

Please revise to disclose the date on which beneficial ownership was calculated.

The PRE14C has been revised in response to your comment.

We have urged all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

SONFIELD & SONFIELD

Ms. Ji Shin,

Attorney-Advisor

U.S. Securities and Exchange Commission

June 12, 2015

We ae contemporaneously providing a written statement from the company acknowledging that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

/s/ Robert L. Sonfield, Jr.

Robert L. Sonfield, Jr.

Managing Director

cc: Jacob DiMartino (via e-mail)